UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.17)*
Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 13, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13D which was filed on July 29, 2004, Amendment No.l was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was field on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No.5 was filed on August 16, 2005, Amendment No.6 was filed on November 10, 2005, Amendment No.7 was filed on November 30, 2005, Amendment No.8 was filed on February 24, 2006, Amendment No.9 was filed on March 10, 2006, Amendment No.l10 was filed on June 5, 2006, Amendment No. 11 was filed on June 23, 2006, Amendment No.12 was filed on January 29, 2007, Amendment No.13 was filed on February 2, 2007, Amendment No.14 was filed on February 6, 2007, Amendment No. 15 was filed on February 13, 2007 and Amendment No. 16 was filed on February 15, 2007 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C. ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Lawrence Seidman ("Seidman"), Patrick Robinson ("Robinson"), Harold Schechter ("Schechter") and Dennis Pollack ("Pollack") collectively, the ("Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common stock ("the Shares") of Yardville National Bancorp (YANB), a New Jersey corporation, is hereby amended asa set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

In November 2006, Seidman received an unsolicited call from another shareholder of the Company, who informed Seidman that he had received information from one or more of the Company’s Directors that: (i) The Company had received, and rejected, a purchase offer of $41. per share; and that (ii) The Company planned to grow and not sell.

Seidman provided this information to special counsel engaged by the Company to investigate the circumstances surrounding the receipt of this information by the other shareholder.

Seidman has not purchased or sold securities of the Company since receiving the call in November. However, Seidman intends to purchase or sell the Company’s securities, in the future, depending upon market conditions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Harold Schechter

/s/ Patrick A. Robinson